                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          NETWORK GENERAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                   641210109
                                   ---------
                                (CUSIP Number)


       PRABHAT GOYAL, CHIEF FINANCIAL OFFICER, McAFEE ASSOCIATES, INC.,
       ----------------------------------------------------------------
                              2805 BOWERS AVENUE
                              ------------------
                        SANTA CLARA, CALIFORNIA  95051
                        ------------------------------
                                (408) 988-3832
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 13, 1997
                               ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                               -------------------------
CUSIP NO. 641210109                                     PAGE 2 OF 7 PAGES
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               McAFEE ASSOCIATES, INC.
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [_]
                                                                    (B) [_]
               N/A
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3              SEC USE ONLY

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4              SOURCE OF FUNDS*

               00
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E) [_]


               N/A
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6              CITIZENSHIP OR PLACE OF ORGANIZATION

               STATE OF DELAWARE
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                    7  SOLE VOTING POWER
                       N/A

                 ---------------------------------------------------------------
  NUMBER OF         8  SHARED VOTING POWER
    SHARES             2,725,484
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY         9  SOLE DISPOSITIVE POWER
     EACH              N/A
  REPORTING      ---------------------------------------------------------------
    PERSON         10  SHARED DISPOSITIVE POWER
     WITH              N/A
                 ---------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,725,484
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                  SCHEDULE 13D

------------------------                               -------------------------
CUSIP NO. 641210109                                     PAGE 3 OF 7 PAGES
------------------------                               -------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by McAfee Associates, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the Common Stock of Network General Corporation, a Delaware corporation ("Network General" or "Issuer"). The principal executive offices of Network General are located at 4200 Bohannan Drive, Menlo Park, California 94025.

ITEM 2.   IDENTITY AND BACKGROUND.

          The name of the corporation filing this statement is McAfee Associates, Inc., a Delaware corporation ("McAfee"). McAfee's principal business is the development, marketing, distribution and support of network security and management software products. The address of the principal executive offices of McAfee is 2805 Bowers Avenue, Santa Clara, California 95051. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of McAfee's directors and executive officers, as of the date hereof.

          Neither McAfee, nor to McAfee's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to an Agreement and Plan of Reorganization dated October 13, 1997, as amended by the First Amendment thereto dated as of October 22, 1997, (the "Reorganization Agreement"), among McAfee, Mystery Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of McAfee ("Merger Sub") and Network General, and subject to the conditions set forth therein (including approval by stockholders of Network General), Merger Sub will merge with and into Network General and Network General will become a wholly-owned subsidiary of McAfee (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Network General with Network General remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of Network General Common Stock, other than shares owned by Merger Sub, McAfee or any wholly-owned subsidiary of McAfee, will be converted into the right to receive
          0.4167 of a share (the "Exchange Ratio") of McAfee Common Stock, and each outstanding option to purchase

                                 SCHEDULE 13D

------------------------                               -------------------------
CUSIP NO. 641210109                                     PAGE 4 OF 7 PAGES
------------------------                               -------------------------

          Network General Common Stock under Network General's stock option plans (each, a "Network General Common Stock Option") will be assumed by McAfee (each, an "Assumed Option") and will become an option to purchase that number of shares of McAfee Common Stock as is equal (subject to rounding) to the number of shares of Network General Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Network General Common Stock at which such Network General Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of McAfee, with and into Network General in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Network General will continue as the Surviving Corporation and as a wholly-owned subsidiary of McAfee. Holders of outstanding Network General Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.4167 shares of McAfee Common Stock. McAfee will assume the outstanding options issued under Network General stock option plans.

          As an inducement to McAfee to enter into the Reorganization Agreement, each stockholder who is a party to a Voting Agreement, dated as of October 13, 1997 (collectively, the "Voting Agreements"), among the parties thereto (collectively, the "Voting Agreement Stockholders") and McAfee, has, by executing a Voting Agreement, irrevocably appointed McAfee (or any nominee of McAfee) as his, hers or its lawful attorney and proxy. Such proxies, collectively, give McAfee the limited right to vote each of the 2,725,484 shares (including options vested or scheduled to vest within 60 days of the date of the Voting Agreement) of Network General Common Stock beneficially and collectively owned by the Voting Agreement Stockholders in all matters related to the Merger. The shared voting power with the certain shareholders of Issuer relates to the same 2,725,484 shares of Issuer Common Stock (including options vested or scheduled to vest within 60 days of the date of the Voting Agreement) (the "Shares"). The Voting Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                                 SCHEDULE 13D

------------------------                               -------------------------
CUSIP NO. 641210109                                     PAGE 5 OF 7 PAGES
------------------------                               -------------------------

          In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, McAfee (or any nominee of McAfee) will be limited, at every Network General stockholders meeting and every written consent in lieu of such meeting to vote the shares in favor of approval of the Merger and the Reorganization Agreement. The Voting Agreement Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and (ii) the date of termination of the Reorganization Agreement.

          (c)  Not applicable.

          (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Network General. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f)  Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Network General Corporation." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until hereafter amended.

          (h) - (i) If the Merger is consummated as planned, the Network General Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

          (j) Other than described above, McAfee currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although McAfee reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) As a result of the Voting Agreements, McAfee may be deemed to be the beneficial owner of at least 2,725,484 shares of Issuer Common Stock. Such Issuer Common Stock

                                 SCHEDULE 13D

------------------------                               -------------------------
CUSIP NO. 641210109                                     PAGE 6 OF 7 PAGES
------------------------                               -------------------------

          constitutes approximately 6.4% of the issued and outstanding shares of Issuer Common Stock.

          McAfee has shared power to vote all of the Shares for the limited purposes described above. McAfee does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. Leslie G. Denend, a director of McAfee and the President and Chief Executive Officer of Network General, beneficially owns 423,694 shares of Network General Common Stock, including options vested or scheduled to vest within 60 days of the signing of the Voting Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Reorganization Agreement and Voting Agreements, to the best knowledge of McAfee, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Network General, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Reorganization, dated October 13, 1997, as Amended by the First Amendment thereto dated as of October 22, 1997, by and among McAfee Associates, Inc., a Delaware corporation, Mystery Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of McAfee Associates, Inc., and Network General Corporation, a Delaware corporation.

          2. Form of Voting Agreement, dated October 13, 1997, by and among McAfee Associates, Inc., a Delaware corporation, and certain stockholders of Network General Corporation, a Delaware corporation.

                                 SCHEDULE 13D

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CUSIP NO. 641210109                                     PAGE 7 OF 7 PAGES
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1997

                                         McAFEE ASSOCIATES, INC.


                                         By: /s/ Prabhat K. Goyal
                                            --------------------------

                                  Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            McAFEE ASSOCIATES, INC.

                                                  Present Principal Occupation Including
Name and Title                                    Name of Employer
--------------                                    --------------------------------------
William Larson                                   McAfee Associates, Inc.
President, Chief Executive Officer
and Chairman of the Board of Directors

Prabhat Goyal                                    McAfee Associates, Inc.
Chief Financial Officer,
Vice President Administration

Dennis Cline                                     McAfee Associates, Inc.
Vice President of International Sales

Zachary Nelson                                   McAfee Associates, Inc.
Vice President and General Manager -
Network Management

Peter Watkins                                    McAfee Associates, Inc.
Vice President and General Manager - Security

John Bolger                                      96 Sutherland Drive
Director                                         Atherton, CA 94027

Leslie Denend                                    President and Chief Executive Officer
Director                                         Network General
                                                 4200 Bohannon Drive
                                                 Menlo Park, CA 94025

Virginia Gemmell                                 President
Director                                         GlidePath, Inc.
                                                 211 N. Union Street, Suite 100
                                                 Alexandria, VA 22314

Edwin Harper                                     President and Chief Executive Officer
Director                                         Syquest
                                                 47071 Bayside Parkway
                                                 Fremont, CA 94538

                                  Schedule B
                                  ----------

Stockholder             Shares Beneficially Owned
-----------             -------------------------
Harry J. Saal                       1,845,400

Charles J. Abbe                        36,833

Douglas C. Chance                      24,500

Leslie G. Denend                      423,694

Howard Frank                           41,666

Gregory M. Gallo                       56,166

Laurence R. Hootnick                   58,666

Janet L. Hyland                        24,166

David M. Carver                        78,750

James T. Richardson                    78,123

John R. Stringer                       55,020

Scott C. Neely                          2,500

Michael M. Cully                            0